ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Adam Schlichtmann
March 7, 2023	T +1 617 951 7114
Adam.schlichtmann@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:    Mr. Ken Ellington

Re:	PIMCO Flexible Municipal Income Fund (the “Fund”)
File No. 811-23314

Dear Mr. Ellington:

We are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided to me by telephone relating to the certified shareholder report of the Fund on Form N-CSR (the “Annual Report”), filed with the Commission on March 7, 2022. We have considered your comments to the Annual Report and, on behalf of the Fund, responses to those comments are set forth below.

The Staff’s comments are restated below, followed by the Fund’s responses. Capitalized terms not otherwise defined herein have the meanings set forth in the Annual Report.

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COMMENT

1.

Comment: It appears the N-CSR filing for the period 12/31/21 refers to the last fiscal quarter of the period covered by the report for the disclosure related to Form N-CSR Item 11(b). Please utilize the language provided in Form N-CSR Item 11(b) which refers to the period covered by the report not isolated to a particular quarter and confirm that there have been no such changes in the registrant’s internal control over financial reporting that occurred during the period.

Response: The disclosure related to Item 11(b) will be updated accordingly for all future filings. The Fund supplementally confirms that for the December 31, 2021 period, there were no changes in the Fund’s internal control over financial reporting (as defined in Rule 30a-3(d) under the 1940 Act) that occurred during the period covered by the Annual Report that have materially affected, or were reasonably likely to materially affect, the Fund’s internal control over financial reporting.

2.

Comment: The Fund has been identified in the annual report as a non-diversified fund however it appears to be operating as a diversified fund. If the Fund has been operating as diversified fund for more than 3 years, please confirm in correspondence that the Fund will obtain shareholder approval prior to changing its status back to non-diversified (see 1940 Sec. 13(a)(1) of the 1940 Act and Rule 13a-1 thereunder).

Response: As of the date of this letter, the Fund has been operating as diversified for more than three years and has updated its disclosures accordingly. The Fund confirms that, to the extent required by applicable law or regulation, it will obtain shareholder approval prior to changing its status back to non-diversified.

*  *  *

We hope the foregoing responses adequately address the staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me (617) 951-7114.

Very truly yours,

/s/ Adam Schlichtmann
Adam Schlichtmann

cc:	Wu-Kwan Kit, Esq.

Timothy A. Bekkers, Esq.

David C. Sullivan, Esq.

Michelle Huynh, Esq.